GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

August 28, 2009

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share. The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1130 - 789 West Pender Street, Vancouver, BC, V6C 1H2.

Business of the Company

Globetech’s principal business activities include website service business, and the retention of an interest in a mineral property.

Website Development

Globetech wants to provide on-demand 100% web-based VOIP (Voice Over IP) portal/service that operates on the Peer-to-Peer principle with a real-time location based portal built around the core converged VOIP/VIDEO service. Globetech wants to provide online-members a way to communicate globally with their peers in real-time via a single portal. In addition reports can be generated to record time, location and other data for management purposes. Other organizations can also benefit from the competitive advantage of the resale of critically needed value added Sales or e-Learning tools to their entire customer or salesperson base. Globetech will sell its services by building a distribution network with channel partners.

Globetech’s business model is based on 4 integral components: (1) Browser-Based Peer-to-Peer VOIP, (2) low cost subscription based post-payment Billing Method, (3) incentivised 2 tier global channel partner network accessing untapped vertical markets, and (4) First ever real-time Portal & Social Community Networks built around the core browser-based Peer-to-Peer VOIP service that allows account reports.

A Peer-to-Peer VOIP service embedded in a browser places on-demand globally accessible VOIP service via any computer. It also provides a portal environment built around it with a push of location based travel & accommodation services for leisure and business purposes. Ultimately, Globetech is designing a 100% embedded dialler inside a web browser making both VOICE/VIDEO (plus other services such as SMS & file sharing) accessible as well as real-time portal services to anyone in a non-invasive manner to any network or computer. Uniquely, the billing system allows users to track all VOIP, pay-per-use services, value-added services, & real-time portal services to their global account on a per-use basis. Therefore any subscriber can use any “connected” computer to make & receive long-distance calls, and use their subscription account to track a number of activities.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

Globetech has launched a beta version of its dating site under the website name: “matingcall.com”. This site is operational with some of its features installed. The purpose is to debug the site and also populate it. Population of the site will require a marketing budget which the Company is developing. The Company does not believe organic growth will produce any significant results.

The VOIP component of the dating site is operational. Some echo problems have occurred that required a software rewrite. Globetech has two servers located at Peer One in Vancouver, British Columbia and is installing additional servers in Poland. The Company believes the additional servers will also reduce echo issues.

The Company is working on a SMS system presently to interact with the dating site and cell phone technology.

Revenue is projected from advertising hits and SMS. No projections are available yet.

During 2008, the Company entered into an agreement to license proprietary website software. The terms are as follow:

(a)	cash consideration of $125,000 ($40,416 paid)
(b)	issuance of 6 million of shares (issued); and
(c)	a maintenance fee of $6,000 per month

Additional development services are billed at cost plus 20%.

Resource Properties

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech would continue to issue shares to the vendor as previously agreed.

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needed to make cash payments to the vendor.

During the period ended June 30, 2009, management of the Company resolved to abandon this project. As a result costs incurred to June 30, 2009 were written-off to operations.

Selected Annual Information

The following information is derived from the financial statements of the Company for each of the three years ended September 30, 2008, 2007 and 2006.

	Year Ended, September 30, 2008	Year Ended, September 30, 2007	Year Ended, September 30, 2006
Total Revenues	$NIL	$NIL	$NIL
Net loss	(518,856)	(600,851)	(507,426)
Net income (loss) per share, basic and fully diluted	(0.02)	(0.03)	(0.03)
Total Assets	852,889	107,926	83,482
Long Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	32,030,363	20,321,879	15,640,751

Results of Operations

For the nine months ended June 30, 2009, the Company had a net loss of $394,015 compared to a net loss of $346,344 for the previous comparative period, an increase of 13.8% . The main difference was result from written-off of mineral properties of $109,231 in the current period. Without the mineral property written-off, the net loss decreased 17.8% as compared to the nine months ended June 30, 2008. The main difference were increase of consulting fees, increase of office and miscellaneous, and website development expense. Consulting fees were up as a result of efforts to locate a similar product and/or company to pair with the Company’s dating site. Reclassification of one supporting staff costs from accounting fees to office expense resulted in an increase of office expense. Per website licensing agreement, the Company has to make a maintenance fee of approximately $6,000 per month.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

The Company decided to abandon the interest in the Gladys Lake mineral property in the period ended March 31, 2009. All the costs up to date were written-off in the current period.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
June 30, 2009	$NIL	($25,780)	($25,780)	($0.01)
March 31, 2009	NIL	(315,728)	(315,728)	(0.01)
December 31, 2008	NIL	(52,507)	(52,507)	(0.00)
September 30, 2008	NIL	(172,512)	(172,512)	(0.00)
June 30, 2008	NIL	(104,941)	(104,941)	(0.01)
March 31, 2008	NIL	(66,331)	(66,331)	(0.00)
December 31, 2007	NIL	(175,072)	(175,072)	(0.01)
September 30, 2007	NIL	(88,308)	(88,308)	0.01

Liquidity and Capital Resources

At June 30, 2009, the Company had a working capital deficiency of $255,875 as compared to a deficiency of $109,994 at September 30, 2008. The Company had cash of $561.

During the year ended September 30, 2008, the Company retired loan interest of $36,250 by issuing 241,667 shares at a price of $0.15. In addition, the Company issued 2,366,817 of treasury stock for the settlement of debts of $294,686. In September 2007 a private placement was completed consisting of 3,000,000 units at $0.05 per unit, each unit consisting of one common share and one share purchase warrant to purchase one common share at $0.10 per share.

The Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

Other Information

The Company has not entered into any off-balance sheet arrangements.

As at August 28, 2009, the Company had the following securities issued and outstanding:

Common shares	32,880,363
Share purchase options	1,800,000
Share purchase warrants	nil

Subsequent Events

None

Transactions with Related Parties

The Company has incurred $36,000 (2008 - $54,000) in management fees to the President of the Company. The Company paid $NIL (2008 - $10,000) in consulting fees to a director. The Company has incurred accounting fees of $13,500 (2008 - $6,000) to an officer of the Company.

As at June 30, 2009, related party accounts payable and accrued liabilities was $109,878 (September 30, 2008 - $10,865). The amounts are non-interest bearing, unsecured, and due on demand. The transactions were in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

Changes in Accounting Policies including Initial Adoption

Recent Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for annual and interim financial statements to fiscal years beginning on or after October 1, 2008 and was adopted on October 1, 2008.

The CICA issued Section 1582 Business Combinations, which replaces Section 1581. This new standard aligns accounting for business combinations under Canadian GAAP with IFRS and is effective for business combinations entered into on or after January 1, 2011. The adoption of the revised standard is expected to impact the Company's financial statements only to the extent that business combinations are entered into after the effective date.

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date of these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

Financial Instruments and Other Instruments

At June 30, 2009 the Company had designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; and accounts payable and accrued liabilities as liabilities.

i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

ii)	Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and GST recoverable is due from government agencies.

iii)	Currency risk

The Company is not exposed to foreign currencies.

iv)	Liquidity risk

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Nine Months Ended June 30, 2009

The Company’s approach to managing liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. Management does not feel that the Company is exposed to significant liquidity risk. The Company’s ability to settle long term liabilities is dependent on future liquidity from capital sources.

v)	Other price and market risk

The Company’s financial instruments have short-term liabilities of $NIL and it is exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate. Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.